August 29, 2013

VIA EDGAR AND FACSIMILE

Jacqueline Kaufman
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	El Paso Electric Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2013
Response dated August 12, 2013
File No. 001-14206

Dear Ms. Kaufman:

El Paso Electric Company ("we" or the "Company") submits this letter in response to the supplemental comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated August 21, 2013 with respect to the Company's August 12, 2013 response letter and the above referenced filings (the "Reports").

In this letter, we have set forth the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

This letter has been read by our independent auditors, KPMG LLP, our outside corporate counsel, Davis Polk & Wardwell LLP, and the Compensation Committee's compensation consultant, F.W. Cook. Capitalized terms used in this response that are not otherwise defined shall have the respective meanings given them in the Reports.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 19
Primary Components of Compensation, page 21
Annual Cash Bonus Plan, page 21

Securities and Exchange Commission
August 29, 2013

1.
We note your response to comment 3 in our letter dated July 25, 2013. Please confirm that in future filings you will disclose the predetermined threshold, target and maximum performance levels for each performance goal under the Annual Cash Bonus Plan, in addition to the percentage level of achievement for each of the goals.

Response: In future filings, the Company will disclose the predetermined threshold, target and maximum performance levels for each performance goal under the Annual Cash Bonus Plan, in addition to the percentage level of achievement for each of the goals.

*    *    *    *    *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact any of Dan Kelly of Davis Polk, the Company's outside securities counsel, at (650) 752-2001 or by facsimile at (650) 752-3601; David Carpenter at (915) 543-5945; or Mary Kipp, Senior Vice President, General Counsel and Chief Compliance Officer, at (915) 543-5776.

Sincerely,

/s/ DAVID G. CARPENTER
David G. Carpenter
Senior Vice President - Chief Financial Officer

cc:	Mary Kipp
Senior Vice President, General Counsel
and Chief Compliance Officer

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP